UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Landa App 2 LLC
(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street, New York, NY 10011
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The series-level combined supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series.

Overview

Landa App 2 LLC (the “Company,” “we”, “us,” or “our”) is a Delaware series limited liability company. The Company was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Master Agreement and the Series Designation for such Series.

The purpose of the Series is to acquire, hold and manage owner-occupied single-family homes (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns.

We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series has been engaged primarily in acquiring its underlying Property from Landa Properties, LLC (“Landa Properties”) financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”) and developing the financial, offering and other materials to begin offering Shares in such Series through the Landa Mobile App. See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, as we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

●	continue to identify and acquire high quality, attractive Properties at competitive prices to securitize on the Landa Mobile App;

●	market the Landa Mobile App and our offerings in individual Series and attract investors to the Landa Mobile App;

●	continue to develop the Landa Mobile App and provide the information and technology infrastructure to support the issuance of interests; and

●	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Series with Qualified Shares as of June 30, 2022

Shares in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended, as of June 30, 2022. For more information about each Series, please see the “Master Series Table” under “Series Offerings” of our Offering Circular, which can be found here and is incorporated herein by reference and the section entitled “Recent Developments” of this Semiannual Report.

Series(1)	Property
Landa App 2 LLC - 2174 Scarbrough Road, Stone Mountain, GA, 30088 LLC	2174 Scarbrough Road, Stone Mountain, GA, 30088
Landa App 2 LLC - 153 Spring Valley Cir, Stockbridge, GA, 30281 LLC	153 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 126 Wildwood Road, Stockbridge, GA, 30281 LLC	126 Wildwood Road, Stockbridge, GA, 30281
Landa App 2 LLC - 137 Spring Valley Cir, Stockbridge, GA, 30281 LLC	137 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 3192 Lake Monroe Road, Douglasville, GA, 30135 LLC	3192 Lake Monroe Road, Douglasville, GA, 30135
Landa App 2 LLC - 45 Robertford Drive, Covington, GA, 30016 LLC	45 Robertford Drive, Covington, GA, 30016
Landa App 2 LLC - 303 Kellys Walk, Locust Grove, GA, 30248 LLC	303 Kellys Walk, Locust Grove, GA, 30248
Landa App 2 LLC - 4085 Springvale Way, McDonough, GA, 30252 LLC	4085 Springvale Way, McDonough, GA, 30252

(1)	Each Series herein is also referred to below in shortened form as “Landa Series” followed by its street address only.

The Company, through each Series, commenced operations on December 8, 2021 (Inception).

Recent Developments

The tables below provide information with respect to recent developments of the Series including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Leasing Status	Distributions	Other
12/14/2021			Notes; Transfer of Title
01/05/2022		X
02/01/2022		X
03/01/2022		X
03/11/2022			Notes
04/05/2022	X	X
04/19/2022			Notes
04/25/2022	X
05/03/2022	X		Series Conversion
05/05/2022		X
06/06/2022		X
07/06/2022	X	X
08/05/2022	X
08/09/2022		X
08/17/2022	X
09/06/2022	X
09/08/2022		X

Market Outlook—Real Estate Finance Markets

While the ongoing impact of COVID-19 has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for residential rental properties, including single-family homes and duplexes. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recently, the US experienced the fastest increase in prices since 1981, leading to inflation exceeding nine percent (9%) in June 2022 according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve raised interest rates by the largest amount since 1994, ending a near four-decade trend of falling, near-zero interest rates. This shift in interest rates drove mortgage rates to their highest levels in nearly 14 years. We believe that the net result of these increases in interest rates further deter home purchase activity generally, but particularly among millennials who are more likely to require debt, which ultimately may lead to an increase in demand for rentals.

Rising inflation may adversely affect a Series by increasing costs of goods, materials, labor, and fuel, which may increase such Series’ operating expenses. In addition, higher interest rates, may make it difficult or expensive for a Series to refinance any outstanding indebtedness, including the Acquisition Notes (as defined in the Offering Circular), with a new mortgage or other debt financing. As of the date of this Offering Circular, neither the Company nor any of the Series has been materially impacted by inflationary pressures or rising interest rates. The Manager will continue to monitor and assess economic conditions, and intends to take reasonable steps to mitigate any impact on a Series and/or its underlying Property, or the Company in general.

Impact of the COVID-19 Coronavirus Pandemic

The international spread of COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which this pandemic could continue to affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including, but not limited to, duration, scope, government actions, and other social responses. Beginning in March 2020, many states in the U.S., including Georgia, where our current Properties are located, implemented stay-at-home and shutdown orders for all “non-essential” business and activity in an aggressive effort to mitigate the spread of COVID-19. These orders have continued to evolve resulting in a full or partial lifting of these restrictions at various points over the past two years. Vaccinations for the COVID-19 virus have been widely distributed among the general U.S. population which has resulted in a loosening of previously mandated restrictions. However, the potential emergence of vaccine-resistant variants of COVID-19 could trigger restrictions to be put back in place. Such restrictions may include mandatory business shut-downs, reduced business operations and social distancing requirements.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. In addition, our business may be affected by our ability to hire and/or maintain adequate staffing and by disruption in the supply chain for building, construction and related goods and materials. For more information, please see the section entitled “Risk Factors – The COVID-19 pandemic may adversely affect our business” of our Offering Circular, which is incorporated herein by reference.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended June 30, 2022 and during the initial period of December 8, 2021 (Commencement of Operations) through December 31, 2021 (the “Initial Period”)

Category	Six Months Ended June 30, 2022	For the Initial Period December 8, 2021 (Commencement of Operations) to December 31, 2021
Rental income	$76,113	$9,563
Management fee	5,909	775
Homeowners association fee	238	39
Insurance expense	1,613	324
Repairs & maintenance	2,739	-
Utilities	522	-
Real estate tax expense	7,139	1,255
Depreciation expense	25,644	4,275
Interest expense	24,706	3,380
Net income (loss) before income taxes	7,603	(485)
Provision for income taxes	-	49
Net income (loss)	$7,603	$(534)

Revenues

Revenues are generated at the Series level and are derived from rental revenues. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement directly with the tenant. Each lease has a term of one year, and in certain cases, may extend to a month-to-month lease, and we expect to enter into new lease agreement with one-year terms as well.

Operating Expenses

Expenses are incurred at the Series level. The Operating Expenses (defined in the Offering Circular) incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the operating expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses once it acquires title to its underlying Property.

For the six months ended June 30, 2022 and the Initial Period, the Series incurred a total aggregate of $68,508 and $10,048 in Operating Expenses (calculated on a combined basis), respectively.

The following table summarizes the Operating Expenses by category:

Operating Expenses	Six Months Ended June 30, 2022	For the Initial Period December 8, 2021 (Commencement of Operations) to December 31, 2021
Management fee	$5,909	$775
Homeowners association fee	238	39
Insurance expense	1,611	324
Repairs & maintenance	2,739	-
Utilities	522	-
Real estate tax expense	7,139	1,255
Depreciation expense	25,644	4,275
Interest expense	24,706	3,380
Total Operating Expenses	$68,508	$10,048

The following table summarizes the Operating Expenses for each Series:

Series	Six Months Ended June 30, 2022	For the Initial Period December 8, 2021 (Commencement of Operations) to December 31, 2021
Landa Series 2174 Scarbrough Road	$7,175	$1,091
Landa Series 153 Spring Valley Circle	7,841	1,247
Landa Series 126 Wildwood Road	9,148	1,177
Landa Series 137 Spring Valley Circle	7,708	1,177
Landa Series 3192 Lake Monroe Road	7,689	1,014
Landa Series 45 Robertford Drive	11,347	1,616
Landa Series 303 Kellys Walk	7,741	1,196
Landa Series 4085 Springvale Way	9,861	1,530
Total Operating Expenses	$68,508	$10,048

Net Income (Loss)

As a result of the cumulative effect of the foregoing factors for the six months ended June 30, 2022 and the Initial Period, the Series generated an aggregate net income (loss) of $7,603 and $(534), respectively. The following table summarizes net income/(loss) for each Series:

Series	Six Months Ended June 30, 2022	For the Initial Period December 8, 2021 (inception) to December 31, 2021
Landa Series 2174 Scarbrough Road	$(214)	$(193)
Landa Series 153 Spring Valley Circle	859	(124)
Landa Series 126 Wildwood Road	(539)	(93)
Landa Series 137 Spring Valley Circle	420	(270)
Landa Series 3192 Lake Monroe Road	411	9
Landa Series 45 Robertford Drive	1,598	7
Landa Series 303 Kellys Walk	2,759	119
Landa Series 4085 Springvale Way	2,309	11
Net Income (Loss)	$7,603	$(534)

Liquidity and Capital Resources

The Company commenced operations in December 2021. The Company did not commence its operations prior to the qualification of its initial Offering Statement. In addition, no Series commences its operations prior to the qualification of an offering statement (or amendment) in which such Series is included and the transfer of title of each of the Properties from Landa Properties to the applicable Series. Once a Series commences its planned principal operations, it will incur significant additional expenses. Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager.

The Company expects to incur significant additional expenses and will be dependent on additional capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. See Note 1  of the Financial Statements included in this Semiannual Report.

Prior to the closing of the first offering of each Series, each Series will distribute all cash held by such Series to the Manager, except for the initial reserve allocation for such Series.

In connection with the acquisition, or expected acquisition of its Property from Landa Properties, each Series issues an Acquisition Note to the Manager. The Acquisition Notes represent unsecured related-party loans between each respective Series and Landa Holdings. The Acquisition Notes bear an interest rate of up to four and a half percent (4.5%) per annum, provided that interest will not accrue on the Acquisition Notes issued by each Series, and no payment of amounts outstanding under such Acquisition Notes will be due, prior to the transfer to the applicable Series of title to its Property, and if such title transfer does not occur prior to the maturity of such Acquisition Note, such Acquisition Note will terminate with no obligation for the Series to make any payment thereunder.

Each Acquisition Note includes payment to the Manager of an Acquisition Fee ranging from five percent (5%) to ten percent (10%) of the purchase cost of the Property. The Acquisition Fee for each Series is calculated by the Manager, acting in its sole discretion, based on several factors including the purchase cost of the Property, as well as sourcing and due diligence costs incurred in connection with the acquisition of the Property. Please see the “Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App LLC Series (Acquisition Note)” which is included as an exhibit to this Semiannual Report for more information.

Each Series uses substantially all of the net proceeds from its offering to pay down all or a portion of the balance of its Acquisition Note.

We expect that in most instances, each Series will seek to further refinance any outstanding indebtedness. The Manager may from time to time modify a Series’ financing policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of its Property, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. The Series cannot exceed the leverage limit of its leverage policy unless any excess in borrowing over such level is approved by the Manager.

We expect the Series to hold each of the Properties indefinitely; however, the Manager, acting in its sole discretion, may dispose of a Property and dissolve a Series pursuant to the terms of the Master Agreement.

Further, each Series has certain fixed Operating Expenses, which in the case of the Series will be regardless of whether it is able to raise substantial funds in its offering.

Each Series expects to use its capital resources to make certain payments to the Manager in connection with the management of its Property and costs incurred by the Manager in providing services to it.

The Manager will receive fees and expense reimbursements pursuant to the Series’ management agreement.

Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the membership interests.

The Manager or its affiliates may provide loans to the Series following its offering, which are used, among other things, to refinance any borrowings relating to such Series’ Property or, in the event a Series incurs a significant unforeseeable expense or vacancy, to be used by such Series to cover its debt obligations or other liabilities. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest no greater than seven percent (7%) on that loan at a rate to be determined solely by the Manager.

Cash Balances

As of June 30, 2022, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total combined basis, as of June 30, 2022 and December 31, 2021, the Series in the aggregate had $195,881 and $99,986 on hand, respectively. The following table summarizes the cash and cash equivalents by Series:

Series	June 30, 2022	December 31, 2021
Landa Series 2174 Scarbrough Road	$39,428	$7,421
Landa Series 153 Spring Valley Circle	26,807	8,482
Landa Series 126 Wildwood Road	4,336	10,530
Landa Series 137 Spring Valley Circle	25,794	7,691
Landa Series 3192 Lake Monroe Road	1,938	15,983
Landa Series 45 Robertford Drive	2,589	20,587
Landa Series 303 Kellys Walk	4,373	12,889
Landa Series 4085 Springvale Way	90,616	16,403
Total Cash & Cash Equivalents	$195,881	$99,986

Loans

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series.

Loan	Series	Principal Amount(1)	Annual Interest Rate	Loan Date(2)	Current Outstanding Amount(3)
1	Landa Series 2174 Scarbrough Road(4)	$183,204	4.50%	07/28/2021	$47,840
2	Landa Series 153 Spring Valley Circle	$201,557	4.50%	07/28/2021	$62,790
3	Landa Series 126 Wildwood Road	$185,571	4.50%	07/28/2021	$-
4	Landa Series 137 Spring Valley Circle(4)	$176,953	4.50%	07/28/2021	$65,000
5	Landa Series 3192 Lake Monroe Road	$168,518	4.50%	07/28/2021	$-
6	Landa Series 45 Robertford Drive	$273,675	4.50%	07/28/2021	$-
7	Landa Series 303 Kellys Walk	$237,426	4.50%	09/07/2021	$-
8	Landa Series 4085 Springvale Way(4)	$245,767	4.50%	07/01/2021	$87,118

(1)	The principal amount is due and payable by the Series within 30 days after demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.
(2)	Each Acquisition Note was entered into on the date set forth in the table above. Interest began to accrue on the Acquisition Notes when title to the Property was transferred to the Series.
(3)	The Current Outstanding Amount as of December 31, 2021.
(4)	On April 18, 2022, this Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note. See Note 4 to the Financial Statements.

Refinance Notes

Each Series previously issued a Refinance Note to Lending One, the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series. Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the Refinance Note. Each Refinance Note is secured by the Property underlying the respective Series.

Loan	Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Monthly Payment Amount
1	Landa Series 2174 Scarbrough Road	$116,250	4.80%	12/08/2021	*	$465.00
2	Landa Series 153 Spring Valley Circle	$122,250	4.80%	12/08/2021	*	$489.00
3	Landa Series 126 Wildwood Road	$116,250	4.80%	12/08/2021	*	$465.00
4	Landa Series 137 Spring Valley Circle	$108,750	4.80%	12/08/2021	*	$435.00
5	Landa Series 3192 Lake Monroe Road	$122,500	4.80%	12/08/2021	*	$490.00
6	Landa Series 45 Robertford Drive	$180,750	4.80%	12/08/2021	*	$723.00
7	Landa Series 303 Kellys Walk	$157,500	4.80%	12/08/2021	*	$630.00
8	Landa Series 4085 Springvale Way	$132,080	4.80%	12/08/2021	*	$528.32

*	The earlier of (i) January 1, 2027 and (ii) the date on which the unpaid principal balance on the Refinance Note becomes due and payable by acceleration or otherwise or the exercise of any of Lending One’s rights or remedies.

Plan of Operations

We plan to launch an as of yet undetermined number of additional Series and related offerings in the next twelve (12) months with properties that we acquire from our affiliates, including Landa Properties. The proceeds from any additional offerings closed during the next twelve (12) months will be used for, among other things, the acquisition of Properties by the Series conducting the offerings. No investor in any Series will, by virtue of its interest in such Series, including its underlying Property, have any interest in, or rights to acquire an interest in, any other Series.

While each Series intends to hold its Property indefinitely, as each Property reaches what the Manager believes to be its optimum value, the Manager may consider disposing of such Property. Please see “Description of our Business – Our Manager – Disposition Policies” in our Offering Circular, which can be found here and is incorporated herein by reference, for more information about our disposition policy with respect to the Properties.

We expect that the rental income earned from each Series’ Property will satisfy each Series’ cash requirements. Each Series may seek additional capital in the form of debt financing from other financing sources to satisfy any additional cash requirements, including a related-party loan between each Series and the Manager.

Off-Balance Sheet Arrangements

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the Manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies, in our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective December 8, 2021.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Operating Expenses

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%.

Fees to the Manager

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Brokerage Fee: The broker of record for each Offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each Series’ Offering. We comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of a Series’ Offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an Offering or to expense if the Offering is not completed.

Administrative Costs: In accordance with FASB ASC 720, administrative costs, including accounting fees and legal fees, are expensed as incurred. See “Item 1. Business—Operating Expenses” for additional information.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies, in our financial statements

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 6, Subsequent Events, in our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets
Cash & restricted cash	$195,881	$99,986
Escrow	9,753	3,482
Accounts receivable	6,075	-
Due from related party	85,459	-
Investments in single-family residential properties	1,555,816	1,555,403
Less: accumulated depreciation	(29,919)	(3,862)

Total Assets	$1,823,065	$1,655,009

Liabilities
Other current liabilities	$5,691	$48
Security deposit	12,804	12,804
Due to related party	262,748	512,932
Mortgage payable	1,011,083	1,056,330

Total Liabilities	$1,292,326	$1,582,114

Members’ equity	530,739	72,895

Total Liabilities and Members’ Equity	$1,823,065	$1,655,009

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

Total Combined Statement of Operations
Rental income	$76,113

Expenses
Management fee	5,909
Homeowners association fee	238
Insurance expense	1,613
Repairs & maintenance	2,739
Utilities	522
Real estate taxes	7,139
Depreciation expense	25,644
Interest expense	24,706
Total expenses	68,510

Net income before provision for income taxes	7,603

Provision for income taxes	-

Net income	$7,603

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED STATEMENT OF MEMBERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

Total Combined Members’ Equity
Opening Balance December 31, 2021	$72,895

Proceeds from sales of membership interests	479,118

Distributions	(28,877)

Net income for the six months ended June 30, 2022	7,603

Members’ equity as of June 30, 2022	$530,739

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED STATEMENT OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2022

Total Combined Cash Flows
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before provision for income taxes	$7,603
Adjustments to reconcile net income to net cash
provided by operating activities–
Increase in depreciation	25,644
Changes in assets and liabilities–
Increase in escrow	(6,271)
Increase in accounts receivable	(6,075)
Increase in other current liabilities	5,642

Net cash provided by operating activities	26,543

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in due to / (from) other	(335,643)

Net cash used in investing activities	(335,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder proceeds	479,119
Shareholder dividends	(28,877)
Repayment of mortgage	(45,247)

Net cash provided by financing activities	404,995

NET INCREASE IN CASH	95,895

CASH BALANCE - BEGINNING OF PERIOD	99,986

CASH BALANCE - END OF PERIOD	$195,881

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

	Landa App 2 LLC		Landa Series 2174 Scarbrough Road		Landa Series 153 Spring Valley Circle
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & restricted cash	$-	$-	$39,428	$7,421	$26,807	$8,482
Escrow	-	-	1,060	385	1,594	535
Accounts receivable	-	-	190	-	1,450	-
Due from related party	-	-	-	-	-	-
Investments in single-family residential properties	-	-	172,475	172,475	188,188	188,188
Less: accumulated depreciation	-	-	(3,317)	(474)	(3,618)	(517)

Total Assets	$-	$-	$209,836	$179,807	$214,421	$196,688

Liabilities
Other current liabilities	$-	$-	$811	$-	$1,143	$-
Security deposit	-	-	1,160	1,160	1,450	1,450
Due to related party	-	-	47,840	57,930	62,790	67,857
Mortgage payable	-	-	116,250	116,250	116,265	122,250

Total Liabilities	-	-	166,061	175,340	181,648	191,557

Members’ equity	-	-	43,775	4,467	32,773	5,131

Total Liabilities and Members’ Equity	$-	$-	$209,836	$179,807	$214,421	$196,688

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS (continued)

	Landa Series 126 Wildwood Road		Landa Series 137 Spring Valley Circle		Landa Series 3192 Lake Monroe Road
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & restricted cash	$4,336	$10,530	$25,794	$7,691	$1,938	$15,983
Escrow	1,556	521	1,579	535	612	247
Accounts receivable	-	-	-	-	-	-
Due from related party	9,124	-	-	-	9,534	-
Investments in single-family residential properties	172,818	172,818	181,544	181,544	157,519	157,478
Less: accumulated depreciation	(3,323)	(475)	(3,490)	(499)	(3,029)	(392)

Total Assets	$184,511	$183,394	$205,427	$189,271	$166,574	$173,316

Liabilities
Other current liabilities	$1,139	$-	$2,549	$-	$3	$3
Security deposit	1,400	1,400	1,325	1,325	1,325	1,325
Due to related party	-	59,356	65,000	74,385	-	35,905
Mortgage payable	116,250	116,250	108,750	108,750	108,594	122,500

Total Liabilities	118,789	177,006	177,624	184,460	109,922	159,733

Members’ equity	65,722	6,388	27,803	4,811	56,652	13,583

Total Liabilities and Members’ Equity	$184,511	$183,394	$205,427	$189,271	$166,574	$173,316

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS (continued)

	Landa Series 45 Robertford Drive		Landa Series 303 Kellys Walk		Landa Series 4085 Springvale Way		Total Combining Balance Sheets
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & restricted cash	$2,589	$20,587	$4,373	$12,889	$90,616	$16,403	$195,881	$99,986
Escrow	1,144	434	381	206	1,827	619	9,753	3,482
Accounts receivable	2,240	-	-	-	2,195	-	6,075	-
Due from related party	10,486	-	56,315	-	-	-	85,459	-
Investments in single-family residential properties	260,857	260,719	179,526	179,536	242,889	242,645	1,555,816	1,555,403
Less: accumulated depreciation	(5,013)	(578)	(3,458)	(504)	(4,671)	(423)	(29,919)	(3,862)

Total Assets	$272,303	$281,162	$237,137	$192,127	$332,856	$259,244	$1,823,065	$1,655,009

Liabilities
Other current liabilities	$2	$2	$40	$39	$4	$4	$5,691	$48
Security deposit	2,099	2,099	2,050	2,050	1,995	1,995	12,804	12,804
Due to related party	-	81,680	-	23,148	87,118	112,671	262,748	512,932
Mortgage payable	180,750	180,750	132,144	157,500	132,080	132,080	1,011,083	1,056,330

Total Liabilities	182,851	264,531	134,234	182,738	221,197	246,750	1,292,326	1,582,115

Members’ equity	89,452	16,631	102,903	9,389	111,659	12,494	530,739	72,895

Total Liabilities and Members’ Equity	$272,303	$281,162	$237,137	$192,127	$332,856	$259,244	$1,823,065	$1,655,009

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Landa App 2 LLC	Landa Series 2174 Scarbrough Road	Landa Series 153 Spring Valley Circle	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle
Rental income	$-	$6,960	$8,700	$8,610	$8,128

Expenses
Management fee	-	542	580	689	650
Homeowners association fee	-	-	-	-	-
Insurance expense	-	188	184	176	195
Repairs & maintenance	-	-	-	1,507	113
Utilities	-	-	-	-	-
Real estate taxes	-	811	1,123	1,139	1,149
Depreciation expense	-	2,843	3,101	2,848	2,991
Interest expense	-	2,790	2,853	2,790	2,610
Total expenses	-	7,174	7,841	9,149	7,708

Net Income (loss) before provision for income taxes	-	(214)	859	(539)	420

Provision for income taxes	-	-	-	-	-

Net Income (loss)	$-	$(214)	$859	$(539)	$420

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) (continued)

	Landa Series 3192 Lake Monroe Road	Landa Series 45 Robertford Drive	Landa Series 303 Kellys Walk	Landa Series 4085 Springvale Way	Total Combining Statements of Operations
Rental income	$8,100	$12,945	$10,500	$12,170	$76,113

Expenses
Management fee	648	1,002	840	958	5,909
Homeowners association fee	-	-	63	175	238
Insurance expense	170	248	227	225	1,613
Repairs & maintenance	1,119	-	-	-	2,739
Utilities	-	522	-	-	522
Real estate taxes	438	940	210	1,329	7,139
Depreciation expense	2,596	4,297	2,964	4,004	25,644
Interest expense	2,718	4,338	3,437	3,170	24,706
Total expenses	7,689	11,347	7,741	9,861	68,510

Net Income before provision for income taxes	411	1,598	2,759	2,309	7,603

Provision for income taxes	-	-	-	-	-

Net income	$411	$1,598	$2,759	$2,309	$7,603

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Landa App 2 LLC	Landa Series 2174 Scarbrough Road	Landa Series 153 Spring Valley Circle	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle
Opening Balance December 31, 2021	$-	$4,467	$5,131	$6,388	$4,811

Proceeds from sales of membership interests	-	41,294	29,959	62,962	25,084

Distributions	-	(1,772)	(3,176)	(3,089)	(2,512)

Net income (loss) for the six months ended June 30, 2022	-	(214)	859	(539)	420

Members’ equity as of June 30, 2022	$-	$43,775	$32,773	$65,722	$27,803

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) (continued)

	Landa Series 3192 Lake Monroe Road	Landa Series 45 Robertford Drive	Landa Series 303 Kellys Walk	Landa Series 4085 Springvale Way	Total Combined Members’ Equity
Opening Balance December 31, 2021	$13,583	$16,631	$9,390	$12,494	$72,895

Proceeds from sales of membership interests	46,167	76,300	95,976	101,376	479,118

Distributions	(3,509)	(5,077)	(5,222)	(4,520)	(28,877)

Net income for the six months ended June 30, 2022	411	1,598	2,759	2,309	7,603

Members’ equity as of June 30, 2022	$56,652	$89,452	$102,903	$111,659	$530,739

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Landa App 2 LLC	Landa Series 2174 Scarbrough Road	Landa Series 153 Spring Valley Circle	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) before provision for income taxes	$-	$(214)	$859	$(539)	$420
Adjustments to reconcile net income (loss) to net cash
provided by operating activities--
Increase in depreciation	-	2,843	3,101	2,848	2,991
Changes in assets and liabilities--
Increase in escrow	-	(675)	(1,059)	(1,035)	(1,044)
Increase in accounts receivable	-	(190)	(1,450)	-	-
Increase in other current liabilities	-	811	1,143	1,139	2,549

Net cash provided by operating activities	-	2,575	2,594	2,413	4,916

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in due to / (from) other	-	(10,090)	(5,067)	(68,480)	(9,385)

Net cash used in investing activities	-	(10,090)	(5,067)	(68,480)	(9,385)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder proceeds	-	41,294	29,959	62,962	25,084
Shareholder dividends	-	(1,772)	(3,176)	(3,089)	(2,512)
Repayment of mortgage	-	-	(5,985)	-	-

Net cash provided by financing activities	-	39,522	20,798	59,873	22,572

NET INCREASE (DECREASE) IN CASH	$-	$32,007	$18,325	$(6,194)	$18,103

CASH BALANCE - BEGINNING OF PERIOD	$-	$7,421	$8,482	$10,530	$7,691

CASH BALANCE - END OF PERIOD	$-	$39,428	$26,807	$4,336	$25,794

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) (continued)

	Landa Series 3192 Lake Monroe Road	Landa Series 45 Robertford Drive	Landa Series 303 Kellys Walk	Landa Series 4085 Springvale Way	Total Combined Statement of Cash Flows
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before provision for income taxes	$411	$1,598	$2,759	$2,309	$7,603
Adjustments to reconcile net income to net cash
provided by operating activities--
Increase in depreciation	2,596	4,297	2,964	4,004	25,644
Changes in assets and liabilities--
Increase in escrow	(365)	(710)	(175)	(1,208)	(6,271)
Increase in accounts receivable	-	(2,240)	-	(2,195)	(6,075)
Increase in other current liabilities	-	-	-	-	5,642

Net cash provided by operating activities	2,642	2,945	5,548	2,910	26,543

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in due to / (from) other	(45,439)	(92,166)	(79,463)	(25,553)	(335,643)

Net cash used in investing activities	(45,439)	(92,166)	(79,463)	(25,553)	(335,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder proceeds	46,167	76,300	95,977	101,376	479,119
Shareholder dividends	(3,509)	(5,077)	(5,222)	(4,520)	(28,877)
Repayment of mortgage	(13,906)	-	(25,356)	-	(45,247)

Net cash provided by financing activities	28,752	71,223	65,399	96,856	404,995

NET INCREASE (DECREASE) IN CASH	$(14,045)	$(17,998)	$(8,516)	$74,213	$95,895

CASH BALANCE - BEGINNING OF PERIOD	$15,983	$20,587	$12,889	$16,403	$99,986

CASH BALANCE - END OF PERIOD	$1,938	$2,589	$4,373	$90,616	$195,881

The accompanying notes are an integral part of these combined unaudited financial statements

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App 2 LLC (“we,” “us,” “our,” or the “Company”) is currently a Delaware series limited liability company organized in June 2021. The Company is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the asset manager for the real estate properties owned by the Company and each underlying Series (as defined below).

The Company was formed to engage in the business of acquiring, managing and renting residential properties (the “Property”, and collectively, the “Properties”). The Company has created, and it is expected that the Company will continue to create, separate series of interests under the Company (each a “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation. The Company and each Series grouped together, (the “Landa App Series Group,”) are herein, referred to as (the “Combined Group.”)

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series’ planned operations or failing to profitably operate the business

As a result, the accompanying financial statements for the Combined Group have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern for the next twelve months is dependent upon, among other things, the Company’s ability to successfully implement its business model, raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for the next twelve months from the date the financial statements are issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The combined financial statements include the eight (8) single-family homes located in the Atlanta metropolitan area in the state of Georgia. Each Property was acquired by each respective Series, as set forth in the table below:

Series Name		Series Inception Date	Acquisition Date
1	Landa Series 2174 Scarbrough Road	June 15, 2021	December 02, 2021
2	Landa Series 153 Spring Valley Circle	June 15, 2021	December 02, 2021
3	Landa Series 126 Wildwood Road	June 15, 2021	December 02, 2021
4	Landa Series 137 Spring Valley Circle	June 15, 2021	December 02, 2021
5	Landa Series 3192 Lake Monroe Road	June 15, 2021	December 02, 2021
6	Landa Series 45 Robertford Drive	June 15, 2021	December 02, 2021
7	Landa Series 303 Kellys Walk	June 15, 2021	December 02, 2021
8	Landa Series 4085 Springvale Way	June 15, 2021	December 02, 2021

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Cash

Cash includes all cash balances. As a matter of performing its duties, the Manager at time will collect and hold cash on behalf of the Property. The Series had an aggregate of $195,881 and $99,986 in cash and cash equivalents as of June 30, 2022 and December 31, 2021, respectively. Each Series held the following amount of cash and cash equivalents as of June 30, 2022 and December 31, 2021:

Series	June 30, 2022	December 31, 2021
Landa Series 2174 Scarbrough Road	$39,428	$7,421
Landa Series 153 Spring Valley Circle	26,807	8,482
Landa Series 126 Wildwood Road	4,336	10,530
Landa Series 137 Spring Valley Circle	25,794	7,691
Landa Series 3192 Lake Monroe Road	1,938	15,983
Landa Series 45 Robertford Drive	2,589	20,587
Landa Series 303 Kellys Walk	4,373	12,889
Landa Series 4085 Springvale Way	90,616	16,403
Total combined cash and cash equivalents	$195,881	$99,986

Revenue

Revenues are generated within each Series. Rental leases do not exceed twelve (12) months and have no rent escalation clauses.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

The value of acquired lease-related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (less than one year).

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, will initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In December 2021, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Real Estate Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2022 and December 31, 2021.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2022 and December 31, 2021.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the state of Georgia. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware and Georgia. In addition, the Manager will pay all costs incurred in connection with each Offering.

3. RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

4. NOTES PAYABLE

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are non-interest-bearing and are an unsecured obligation of the applicable Series.

Loan	Series	Principal Amount(1)	Annual Interest Rate	Loan Date	Current Outstanding Amount(2)
1	Landa Series 2174 Scarbrough Road(3)	$183,204	4.50%	7/28/2021	$47,840
2	Landa Series 153 Spring Valley Circle	$201,557	4.50%	7/28/2021	$62,790
3	Landa Series 126 Wildwood Road	$185,571	4.50%	7/28/2021	$-
4	Landa Series 137 Spring Valley Circle(3)	$176,953	4.50%	7/28/2021	$65,000
5	Landa Series 3192 Lake Monroe Road	$168,518	4.50%	7/28/2021	$-
6	Landa Series 45 Robertford Drive	$273,675	4.50%	7/28/2021	$-
7	Landa Series 303 Kellys Walk	$237,426	4.50%	9/7/2021	$-
8	Landa Series 4085 Springvale Way(3)	$245,767	4.50%	7/1/2021	$87,118

(1)	The principal amount shall be due and payable by the Series within 30 days after demand by Landa Holdings, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

(2)	The Current Outstanding Amount as of June 30, 2022.

(3)	In April 2022, this Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note.

Refinance Notes

Each Series previously issued a Refinance Note to Lending One LLC, the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series. Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the Refinance Note. Each Refinance Note is secured by the Property underlying the respective Series.

Loan	Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Monthly Payment Amount
1	Landa Series 2174 Scarbrough Road	$116,250	4.80%	12/08/2021	01/01/2027	$465.00
2	Landa Series 153 Spring Valley Circle	$122,250	4.80%	12/08/2021	01/01/2027	$489.00
3	Landa Series 126 Wildwood Road	$116,250	4.80%	12/08/2021	01/01/2027	$465.00
4	Landa Series 137 Spring Valley Circle	$108,750	4.80%	12/08/2021	01/01/2027	$435.00
5	Landa Series 3192 Lake Monroe Road	$122,500	4.80%	12/08/2021	01/01/2027	$490.00
6	Landa Series 45 Robertford Drive	$180,750	4.80%	12/08/2021	01/01/2027	$723.00
7	Landa Series 303 Kellys Walk	$157,500	4.80%	12/08/2021	01/01/2027	$630.00
8	Landa Series 4085 Springvale Way	$132,080	4.80%	12/08/2021	01/01/2027	$528.32

5. MEMBER’S EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

6. SUBSEQUENT EVENTS

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 27, 2022, the date these unaudited financial statements were available to be issued. All significant events have been disclosed.

Item 4. Exhibit Index

Exhibit No.	Exhibit Description

2.1	Certificate of Formation of Landa 2 LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on September 17, 2021)*

2.2	Amended and Restated Limited Liability Company Operating Agreement of Landa App 2 LLC (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on May 3, 2022)*

3.1	Form of Series Designation** (see “Description of the Properties” in the Company’s Form 1-A POS filed September 12, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Series Designation)

4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A/A filed on September 17, 2021)*

6.1	Form of Management Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A/A filed on September 17, 2021)*

6.2	Broker Dealer Services Agreement, dated July 20, 2021, by and between Dalmore Group, LLC and Landa App 2 LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A/A filed on September 17, 2021)*

6.3	Landa Mobile App License Agreement, dated July 29, 2021, by and between Landa Holdings, Inc., Landa App 2 LLC, and each of the Series listed thereto (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on September 17, 2021)*

6.4	Form of Promissory Note** (see “Description of the Properties” in the Company’s Form 1-A POS filed September 12, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Promissory Note)

6.5	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 2 LLC and each of the Series set forth therein (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Form 1-A/A filed on September 17, 2021)*

6.6	Form of GA Lease Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Form 1-A POS filed on May 5, 2022)* (see the Master Series Table of the Company’s Form 1-A POS filed September 12, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Lease Agreement)

6.7	Form of FL Lease Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Form 1-A POS filed on May 5, 2021)* (see the Master Series Table of the Company’s Form 1-A POS filed September 12, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Lease Agreement)

*	Previously filed

**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App 2 LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: September 27, 2022

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	September 27, 2022
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Yishai Cohen	Head of Finance of Landa Holdings, Inc.	September 27, 2022
Yishai Cohen	(Principal Financial Officer and Principal Accounting Officer)